Mail Stop 3561

May 17, 2010

Kristian Andresen, President
Respect Your Universe, Inc.
6533 Octave Avenue
Las Vegas, NV 89139

>       Re:     **Respect Your Universe, Inc.**
>               **Registration Statement on Form S-1**
>               **Submitted on April 20, 2010**

Dear Mr. Andresen:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Cover of Registration Statement

1.      On the cover page of your registration statement you list your Standard Industrial Classification ("SIC") Code as 2844, which represents Perfumes, Cosmetics & Other Toilet Preparations.  Since it appears you primary business relates to the apparel industry, please revise your SIC Code as appropriate or advise.

2.      Please revise to include the name, address including zip code, and telephone number of your agent for service.

3.      We note that you are registering the resale of 10,363,500 shares of common stock at a price of $.10 per share.  This would appear to represent a maximum aggregate offering price of $1,036,350, rather than the $103,635 stated in the prospectus.  Please revise the disclosure throughout the prospectus accordingly.  Also, revise the fee table accordingly.

Prospectus Cover Page

4.      Please revise the cross-reference to the risk factors section to include the page number where it appears in the prospectus.  See item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 6

5.      Please cite the basis for the statements made in this section and throughout the prospectus, such as your assertion that there are more than 4 million people regularly participate and train in the martial arts and the reference to the May 2008 bout on CBS that drew more than 4 million viewers.  Also, since it appears that your target market is MMA enthusiasts, please balance your disclosure to provide the figures for those that participate in MMA versus the broader category of martial arts.

6.      Please revise to provide the basis for your statement that "MMA has the potential to be on the level of the NBA and NFL in terms of viewership and marketability" or delete.

7.      Please revise to clarify what you mean by you "intend to redefine the way in which the MMA is marketed and perceived on a global level."

8.      Please revise the prospectus throughout to clarify what activities you perform and products you currently offer, and clearly identify those products you will provide in the future.  Also, it appears that such activities like opening a retail outlet, distribution in large national retail outlets and fitness centers, sponsorship of successful MMA fighters, establishing a training academy, etc. are dependent on future financing.  Please provide clear disclosure about the need for funding to develop your business plan.

Risk Factors, page 7

9.      Please remove the reference to investors considering the following risk factors, "among others."  The risk factors section should disclose all material risks.

10.     Please revise the statement in the first risk factor that "we will require additional financing to sustain our business operations if we are not successful in earning significant revenues once our business plan is enacted."  It appears that you need additional financing to implement your business plan.

11.     In your second risk factor at page 8 you state that "[w]hen an auditor issues a going concern opinion, the auditor has substantial doubt that the company will continue to operate indefinitely and not go out of business and liquidate its assets."  Please revise your statement to indicate that when an auditor issues a going concern opinion, the auditor believes there is substantial doubt about the entity's ability to continue as a going

concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.  See AU Section 341.

12.     In the fourth risk factor on page nine you indicate you do not have any employees, but on pages 20 and 38 you disclose you have three employees.  Please reconcile.

13.     Please revise the first and second risk factors on page 10 to disclose the identity of the "Founders."

14.     Please revise the second risk factor subheading on page 11 to focus on the lack of a market to date.

15.     Please add a risk factor discussing the net losses to date.

Selling Shareholders, page 13

16.     Please update the information in this section as of the most recent practicable date.  We note your disclosure on page 13 indicates the table is only current as to December 31, 2009, yet shares of common stock were issued through March 2010.

17.     Please revise your summed total for the column titled "Total Number of Shares to be Offered for Selling Shareholder Account" to match the summed total for your column titled "Shares Owned Prior to this Offering" or explain in a footnote why the total amounts are not identical.

18.     Disclose the control person(s) for each entity listed in the selling shareholders table.

19.     Please revise to indicate whether any of your selling shareholders are broker-dealers or are affiliated with broker-dealers.

Description of Securities, page 18

20.     Please revise to include a description of the common stockholders' rights, such as liquidation rights, as required by Item 202(a)(1) of Regulation S-K.

21.     Under your dividends section, you reference "California Statutes" as limiting your right to declare dividends under certain circumstances.  Please advise us what California statutes you are referring to and how they are relevant to a Nevada corporation.

22.     The statement on page 18 that "all outstanding shares of common stock are … fully paid and non-assessable" is a legal conclusion that the company is not able to make.  Please attribute such statement to counsel or remove.

<u>Business, page 19</u>

23.    Please revise to include the general development of your business since inception,
       including the information required by Item 101(h)(1) through (3) of Regulation S-K.

24.    We note your business section contains only a brief description of your marketing plan to
       "generate interest" in the Company's MMA apparel.  Please substantially revise this
       section to provide a description of your business or prospective business, as required by
       Item 101(h)(4) of Regulation S-K.

25.    When discussing your potential products or marketing plans, please clearly disclose the
       milestones necessary to bring your products to market and the funding necessary to
       achieve these milestones.  Also, discuss the time frame for the milestones and the impact
       upon your time frame if you are unable to obtain additional capital.

26.    We note footnote nine to the financial statements indicates that you have entered into a
       consulting agreement.  Please revise to describe the material terms of this consulting
       agreement.  In addition, please file the agreement as an exhibit.

27.    Please revise to clarify whether you have a sponsorship agreement with Shawn
       Yarborough in place.  If not, please delete his name from the registration statement.

28.    Please revise to describe your property or offices, as required by Item 102 of Regulation
       S-K.

<u>Financial Statements, page 23</u>

29.    Please update your financial statements in accordance with Rule 8-08 of Regulation S-X
       and provide an updated consent from your independent registered public accounting firm.

<u>Report of Independent Registered Public Accounting Firm, page 24</u>

30.    Please ask your auditor to revise its opinion to conclude on the fairness of your results of
       operations and cash flows for the fiscal year ended December 31, 2009.  The auditor's
       opinion currently concludes only on the period from November 21, 2008 (inception) to
       December 31, 2008, and for the period from November 21, 2008 (inception) to December
       31, 2009.

<u>Management Discussion and Analysis, page 35</u>

31.    Please revise your Liquidity and Capital Resources section to clearly discuss your cash
       needs in terms of meeting your ongoing expenses in the next year.  Please discuss your

current cash position and the potential obligations that you have including salary, general
& administrative expenses, costs related to the development of your product, and costs
for meeting your financial reporting obligations. Disclose your cash balance as of the
most recent practicable date. It appears that the company has insufficient cash to
continue its operations without relying loans from shareholders, exchanging stock for
services, and obtaining additional capital.

Directors, Executive Officers, Promoter and Control Persons, page 37

32.    Please revise to disclose the business experience for each officer and director for the past
       five years, including the beginning and ending dates of employment. See Item 401(e) of
       Regulation S-K. Also, please briefly describe the type of business of any entity listed
       (i.e. Transmission Films).

33.    Please provide the disclosure required by Item 401(e) of Regulation S-K for each director
       regarding the specific experience, qualifications, attributes, or skills that led to the
       conclusion that the person should serve as a director.

34.    Disclose the amount and percent of time each officer devotes to the company.

35.    Please revise to clarify under what capacity did Mr. Andresen "managed careers" of
       Canadian and international directors, independently or through Circle Productions. Also,
       please clarify the meaning of "managed" and "[c]lients," as it is unclear what services
       you provided or under what capacity they were your clients.

36.    Please revise to clarify whether each individual officer works exclusively and full time
       for the Company. If not, please identify the other employment or business activities of
       each officer and what percentage of time they will devote to the Company.

Directors, page 37

37.    Please revise to clarify whether you have compensation, audit, or nominating committees,
       as required by Item 407(a) of Regulation S-K. Also, please revise to clarify that you do
       not have any independent directors.

Summary Compensation Table, page 38

38.    Please revise the table to comply with the requirements set forth in Item 402(n) of
       Regulation S-K.

Owners and Managers, page 40

39.     Please revise to indicate the control person(s) of Lindsay Capital Corp. and Transmission Holdings, Inc.

Certain Relationships and Related Transactions, page 41

40.     Please provide the disclosure required by Item 404 of Regulation S-K.  For instance, footnote five to the financial statements refers to a stockholder advance in 2008, which was later converted into common stock.  In addition, please revise the reference on page 41 to reflect the requirements of Item 404(a), which relate to beneficial owners of more than 5% stock, rather than the 10% disclosed in this section.

41.     Please revise to identify your promoters and the disclosures required by Item 404(c) of Regulation S-K.

Part II

Indemnification of Directors and Officers, page 43

42.     Please revise to briefly describe the general effect of Nevada law towards the indemnifications provisions of your bylaws, as required by Item 702 of Regulation S-K.

Recent Sales of Unregistered Securities, page 43

43.     Please revise to specify for each transaction the persons or class of persons to whom the securities were sold, the exemption relied upon, and the facts supporting reliance upon the exemption, as required by Item 701 of Regulation S-K.

44.     Please provide the date when your most recent sale of unregistered securities occurred in 2010.  In addition, please disclose the 500,000 of shares issued to a consultant in February 2010, pursuant to the consulting agreement.

45.     Please revise to describe the services performed by the consultants and whether they have been completed.  If not, clarify when the services are expected to be provided.  We may have further comment.

Signatures, page 46

46.     Please revise your signature page to conform with Form S-1 and the Instructions to the Signatures to Form S-1.

Exhibits

47.     We note you filed your exhibits in an improper electronic format.  Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.  Please re-file your bylaws in one of the correct electronic formats.

Exhibit 5.1

48.     Please identify the state law upon which your attorney opines in his legal opinion.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo (202) 551-3394 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at(202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

Fax: 702-562-9791